FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Inscription in Securities Register No. 175

Santiago, October 28, 2014.

Ger. Gen. No.  100/2014.

Mr.

Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda No. 1449

Ref.:   Communicates SIGNIFICANT EVENT

As per what is foreseen in Articles 9 and 10 of Law No. 18,045 on the Securities Market and what is established in the General Norm No. 30 of the Superintendence, duly authorized and acting on behalf of Enersis S.A., please be informed on the following significant event in that, in the Board of Directors session held today, the Chairman of the Board of Directors and the Company, Mr. Pablo Yrarrázaval Valdés has decided to submit his resignation to his post and as member of the Board of Directors. In a coming Board session, the Chairman of the Board will be appointed and in the meantime in conformance with what is foreseen in Enersis S.A.’s company by-laws Mr., Borja Prado Eulate, current Board Vice-President will act as Chairman.

The Board particularly appreciated the services that Mr. Pablo Yrarrázaval provided to the company, who for more twelve-years has outstanding performance in the position as Chairman of Enersis S.A. and that during this time expressed on-going support to the company management team.

Sincerely,

.

Ignacio Antoñanzas Alvear

General Manager

c.c.       Bolsa de Comercio de Santiago.

             Bolsa Electrónica de Chile.

             Bolsa de Corredores de Valparaíso.

             Banco Santander Santiago – Representatives of the Bond Holders.

             Comisión Clasificadora de Riesgos.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: October 28, 2014